

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2022

Paul Alpern
General Counsel
Arteris, Inc.
595 Millich Dr. Suite 200
Campbell, CA 95008

> **Re: Arteris, Inc.**
> **Registration Statement on Form S-3**
> **Filed on November 9, 2022**
> **File No. 333-268257**

Dear Paul Alpern:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Page Mailliard